Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Income available to common stockholders	$2,348	1,347	$5,143	3,148

Weighted average common shares outstanding	11,295	11,229	11,287	11,223

Basic earnings per share	$0.21	0.12	$0.46	0.28

Income for diluted earnings per share	$2,348	1,347	$5,143	3,148

Total weighted average common shares and equivalents outstanding for diluted computation(1)	11,405	11,233	11,383	11,226

Diluted earnings per share	$0.21	0.12	$0.45	0.28

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(1) All related to outstanding stock options.